FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1 Name and Address of Reporting Person * SCURLOCK, JR. ARCH C. (Last) (First) (Middle) 5250 CHEROKEE AVENUE (Street 1) (Street 2) ALEXANDRIA VA 22312 (City) (State) (Zip)	2 Date of Event Requiring Statement (Month/Day/Year) 03/24/2003	4 Issuer Name and Ticker or Trading Symbol Halifax Corporation HX	6 If Amendment, Date of Original (Month/Day/Year)
	3 IRS Identification Number of Reporting Person, if an entity (Voluntary)	5 Relationship of Reporting Person(s) to Issuer (Check All Applicable) X Director 10% Owner Officer Other (Give Title below) (Specify below)	7 Individual or Joint/Group Filing (Check Applicable Line) X Filed by One Reporting Person Filed by More Than One Reporting Person

Table I -- Non-Derivative Securities Beneficially Owned

1 Title of Security (Instruction 4)	2 Amount of Securities Beneficially Owned (Instruction 4)	3 Ownership: Direct (D) or Indirect (I) (Instruction 5)	4 Nature of Indirect Beneficial Ownership (Instruction 5)
Halifax Corporation Common Stock	17,150	D

FORM 3 (Continued)
Table II -- Derivative Securities Beneficially Owned (Puts, Calls, Warrants, Options, Convertible Securities)

1 Title of Derivative Security (Instruction 4)	2 Date Exercisable and Expiration Date (Month/Day/Year)		3 Title and Amount of Securities Underlying Derivative Security (Instruction 4)		4 Conversion or Exercise Price of Derivative Security	5 Ownership: Direct (D) or Indirect (I) (Instruction 5)	6 Nature of Indirect Beneficial Ownership (Instruction 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
NONE

Explanation of Responses:

ARCH C. SCURLOCK, JR. __________________________ ** Signature of Reporting Person	Mar 25, 2003 ___________ Date

*   If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

SEC 1473 (09-02)